SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          Advanced Nutraceuticals, Inc.
                        --------------------------------
                       (Name of Subject Company (Issuer))


                          Advanced Nutraceuticals, Inc.
                          -----------------------------
                        (Name of Filing Person (Offeror))


                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                           (Title of Class Securities)


                                    00760Q201
                       -----------------------------------
                      (CUSIP Number of Class of Securities)


                                  Gregory Pusey
                      President and Chief Executive Officer
                          Advanced Nutraceuticals, Inc.
                         106 South University Boulevard
                                     Unit 14
                                Denver, CO 80209
                                 (303) 722-4008
                              (303) 722-4011 (fax)
                              --------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                  Adam J. Agron
                         Brownstein Hyatt & Farber, P.C.
                       410 Seventeenth Street, 22nd Floor
                                Denver, CO 80202
                                 (303) 223-1100
                              (303) 223-1111 (fax)

                            CALCULATION OF FILING FEE

   Transaction Valuation (1)                   Amount of Filing Fee
--------------------------------------------------------------------------------
          $4,500,000                                 $529.65
--------------------------------------------------------------------------------


(1) For purposes of calculating the filing fee only, this amount is based on the purchase of 1,058,823 outstanding shares of Common Stock at the tender offer price of $4.25 per share.


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[ ] Check the box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        N/A             Filing Party:      N/A
                          _____________                      ______________

Form or Registration No.:      N/A             Date Filed:        N/A
                          _____________                      ______________


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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     This Tender Offer Statement on Schedule TO relates to the offer by Advanced
Nutraceuticals, Inc., a Texas corporation (the "Purchaser"), to purchase up to 1,058,823 shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price of $4.25 per Share. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated July 26, 2005 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer."

     This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

     Item 1001. The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     Item 1002(a). The information set forth in the section of the Offer to Purchase captioned "Section 10 - Certain Information Concerning ANI" is incorporated herein by reference.

     Item 1002(b). The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Agreements Concerning Shares" is incorporated herein by reference.

     Item 1002(c). The information set forth in the section of the Offer to Purchase captioned "Section 8 -- Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 1003(a). This Tender Offer Statement is filed by the Purchaser. The information set forth in the sections of the Offer to Purchase captioned "Section 10 - Certain Information Concerning ANI" and "Section 11 -- Interest of Directors and Executive Officers; Transactions and Agreements Concerning Shares" are incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 1004(a). The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "Section 1 - Number of Shares; Proration," "Section 3 -- Procedures for Tendering Shares," "Section 4 --


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Withdrawal Rights," "Section 5 -- Purchase of Shares and Payment of Purchase
Price" and "Section 13 -- U.S. Federal Income Tax Consequences" and in the Letter of Transmittal are incorporated herein by reference.

     Item 1004(b). The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Plans and Proposals" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 1005(e). The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Agreements Concerning Shares" is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 1006(a) - (c). The information set forth in the section of the Offer to Purchase captioned "Section 2 -- Purpose of the Tender Offer; Plans and Proposals" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 1007(a) and (b). The information set forth in the section of the Offer to Purchase captioned "Section 9 -- Source and Amount of Funds" is incorporated herein by reference.

     Item 1007(d). The information set forth in the section of the Offer to Purchase captioned "Section 10 -- Certain Information Concerning ANI" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 1008(a) and (b). The information set forth in the section of the Offer to Purchase captioned "Section 11 -- Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Item 1009(a). The information set forth in the section of the Offer to Purchase captioned "Section 15 -- Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Item 1010(a) and (b). Not applicable.



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ITEM 11. ADDITIONAL INFORMATION.

     Item 1011(a) and (b). The information set forth in the section of the Offer to Purchase captioned "Section 12 -- Legal Matters; Regulatory Approvals" is incorporated herein by reference. The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 1016(a)(1)(i).        Offer to Purchase.

         Item 1016(a)(1)(ii).       Letter of Transmittal.

         Item 1016(a)(2).           Not Applicable.

         Item 1016(a)(3).           Not Applicable.

         Item 1016(a)(4).           Not Applicable.

         Item 1016(a)(5)(i).        Notice of Guaranteed Delivery.

         Item 1016(a)(5)(ii).       Letter to Brokers, Dealers, Commercial
                                    Banks, Trust Companies and Other Nominees.

         Item 1016(a)(5)(iii).      Letter to Clients for use by Brokers,
                                    Dealers, Commercial Banks, Trust Companies and Other Nominees.

         Item 1016(a)(5)(iv).       Press release dated July 26, 2005 announcing
                                    the commencement of the Offer.

         Item 1016(b)(i). Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of March 21, 2003 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac
                                    Pharmaceutical Inc. and NIB, Inc.
                                    (Incorporated by reference to the Company's
                                    Form 10-KSB for the fiscal year ended
                                    September 30, 2003.)

         Item 1016(b)(ii). First Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of December 31, 2003 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended September 30, 2003.)


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         Item 1016(b)(iii).         Second Amendment to Revolving Credit, Term
                                    Loan, Equipment Acquisition Term Loan and
                                    Security Agreement dated as of March 23,
                                    2004 by and between CapitalSource Finance
                                    LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc.


         Item 1016(b)(iv). Third Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of January 6, 2005 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended September 30, 2004.)

         Item 1016(b)(v). Fourth Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of July 26, 2005 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc.

         Item 1016(d).              Not Applicable.

         Item 1016(g).              Not Applicable.

         Item 1016(h).              Not Applicable.




ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.

         Not Applicable.


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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          ADVANCED NUTRACEUTICALS, INC.



     Dated: July 26, 2005


                                  By: /s/ Gregory Pusey
                                  ---------------------
                                  Name: Gregory Pusey
                                  Title: President and Chief Executive Officer












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                                  EXHIBIT INDEX

EXHIBIT NUMBER      DESCRIPTION
--------------      -----------------
(a)(1)(i)           Offer to Purchase.

(a)(1)(ii)          Letter of Transmittal.

(a)(5)(i)           Notice of Guaranteed Delivery.

(a)(5)(ii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iv) Press release dated July 26, 2005 announcing the commencement of the Offer.

(b)(i) Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of March 21, 2003 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended September 30, 2003.)

(b)(ii) First Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of December 31, 2003 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended September 30, 2003.)

(b)(iii) Second Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of March 23, 2004 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc.


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(b)(iv)             Third Amendment to Revolving Credit, Term Loan, Equipment
                    Acquisition Term Loan and Security Agreement dated as of January 6, 2005 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc. (Incorporated by reference to the Company's Form 10-KSB for the fiscal year ended September 30, 2004.)

(b)(v) Fourth Amendment to Revolving Credit, Term Loan, Equipment Acquisition Term Loan and Security Agreement dated as of July 26, 2005 by and between CapitalSource Finance LLC, the Lenders party thereto and each of Advanced Nutraceuticals, Inc., Bactolac Pharmaceutical Inc. and NIB, Inc.


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